PAN AMERICAN SILVER

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Notice of Availability of Proxy Materials for PAN AMERICAN SILVER CORP. Annual General and Special Meeting

Meeting Date and Location:

When: May 10, 2023
3:00 pm (Vancouver Time)

Where: 1200 Waterfront Centre
200 Burrard St., Vancouver BC

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You are receiving this notice to advise that the proxy materials for the above noted securityholders' meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in Pan American Silver Corp.'s ("Pan American") information circular (the "Circular") and other proxy materials before voting.

The Circular and other relevant materials are available at:

www.panamericansilver.com/investors/reports-and-filings

OR

www.sedar.com

How to Obtain Paper Copies of the Proxy Materials

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Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed voting instruction form ("VIF") or form of proxy ("Proxy"). To ensure you receive the materials in advance of the voting deadline and meeting date, all requests should be received no later than April 26, 2023. If you do request the current materials, please note that another VIF/Proxy will not be sent; please retain your current one for voting purposes.

For Holders with a 15 digit Control Number:

Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from outside of North America - (514) 982-8716 and entering your control number as indicated on your VIF or Proxy.

To obtain paper copies of the materials after the meeting date, please contact 1-800-677-1845.

For Holders with a 16 digit Control Number:

Request materials by calling Toll Free, within North America - 1-877-907-7643, from outside of North America – 1-303-562-9305 and entering your control number as indicated on your VIF.

To obtain paper copies of the materials after the meeting date, please contact 1-800-677-1845.

Security Meeting Notice

The resolutions to be voted on at the meeting are listed below along with the sections within the Circular where disclosure regarding the matter can be found.

1. Number of Directors

To set the number of directors at 11.

2. Election of Directors

To elect 11 directors to the board of directors (the “Board”). The nominees for election to the Board are:

John Begeman
Neil de Gelder
Charles Jeannes
Jennifer Maki
Kathleen Sendall
Gillian Winckler
Alexander Davidson
Chantal Gosselin
Kimberly Keating
Walter Segsworth
Michael Steinmann

Directors are elected to serve for a one-year term, which will expire at the end of our 2024 annual meeting of shareholders. See “Director Nominees” in the Circular for details.

3. Appointment of Auditor

To reappointed Deloitte LLP as our independent auditor to serve until the end of our 2024 annual meeting of shareholders, and to authorize the Board to set the auditor’s pay for the ensuing year. See “About the Auditor” in the Circular for details.

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4. Advisory Resolution on Compensation

An advisory and non-binding vote on the approach to executive compensation. See “Advisory ‘Say on Pay’ Resolution” in the Circular for details.

5. Authorized Capital Resolution

To pass a special resolution approving the increase of the maximum number of common shares of Pan American (the “Pan American Shares”) that Pan American is authorized to issue from 400,000,000 Pan American Shares to 800,000,000 Pan American Shares. See “Authorized Capital Resolution” in the Circular for details.

Notice-and-access: Notice-and-access is a set of rules for reducing the volume of materials that must be physically mailed to shareholders by allowing issuers to post the Circular and additional materials online. Materials may be delivered electronically to shareholders. Please call Computershare toll free at 1-866-964-0492 if you have any questions about notice-and-access.

Circular: The Circular, audited financial statements, management discussion and analysis and additional materials are available on Pan American’s profile on SEDAR at www.sedar.com and on Pan American’s website at www.panamericansilver.com. Shareholders are reminded to review these online materials before voting.

Shareholders may obtain paper copies from Computershare (as described on page 1) or by contacting Pan American as follows:

a) faxing a request to +1 (604) 684-0147;
b) calling toll free at 1-800-677-1845; or
c) mailing a request to Pan American’s Corporate Secretary, 1440 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6.

A request for paper copies should be sent so that it is received by Pan American by 5 p.m. (Vancouver Time) on April 26, 2023 in order to allow sufficient time for the shareholder to receive the paper copy and return the Proxy by its due date.

Proxy:
If you are not attending the meeting, please sign, date and return the enclosed Proxy (registered holders) or VIF (non- registered holders). If you designate a person to attend the meeting other than the management nominee named in the Proxy, you must appoint that person as proxy to have voting rights at the meeting.

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Registered holders: The enclosed Proxy must be received by 3:00 p.m. (Vancouver Time) on **Monday, May 8, 2023 at: Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department.**

Non-registered holders: Use the VIF provided by your intermediary (bank, trust company or broker) and return it as early as practicable to ensure that it is transmitted on time. It must be received by your intermediary with sufficient time for them to file a Proxy by the deadline noted above.

Voting:
Registered holders: You may vote in person or by proxy. A proxy need not be a shareholder.
Non-registered holders: You may vote or appoint a proxy using the VIF provided to your intermediary, which then, as registered shareholder, submits your vote or proxy appointment to Pan American.

You may vote by telephone or on the internet. More detailed information on voting can be found under the headings “Voting” in the Circular and on the enclosed Proxy and VIF.

PLEASE VIEW THE CIRCULAR PRIOR TO VOTING

Annual financial statement delivery

- Only registered and beneficial holders who opted to receive one